

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 22, 2015

Karleen Munns
Director, Macquarie Leasing Pty Limited
(ABN 38 002 671 982)
Level 6, 50 Martin Place
Sydney, MSW 2000, Australia

> **Re: Macquarie Leasing Pty Limited**
> **Registration Statement on Form SF-3**
> **Filed September 25, 2015**
> **File No. 333-207127**

Dear Ms. Munns:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the Central Index Key (CIK) numbers for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2.   Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter

have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating
Organizations Adopting Release (Release No. 34-72936).

3.   We note that assets in the pool may be delinquent. Please confirm that delinquent assets
will not constitute 20% or more of the asset pool. Refer to General Instruction I.B.1(e) of
Form SF-3.

Registration Statement Cover Page

Calculation of Registration Fee

4.   We note from the cover of your prospectus that you intend to rely on Rule 457(p). The
offset should occur in a pre-effective amendment to a registration statement. Refer to
Rule 457(p). Please revise the table on the cover of the registration statement to indicate
that you are relying on Rule 457(p). Similar to the disclosure that you have on the cover
of your prospectus, the cover page of the registration statement should clearly explain the
amount of fees offset pursuant to Rule 457(p) and identify the related registration
statements.

5.   It also appears that you intend to rely on Rule 415(a)(6). If that is the case, please also
revise the table to explicitly state this, quantify the amount of unsold securities on the
prior registration statement and the amount of the prior fee associated with the unsold
securities and state whether the offering registered on the prior registration statement has
been completed or terminated or the registration statement has been withdrawn. In order
to aid understanding, please disclose the filing date and file number of the earlier
registration statement.

Disclaimers, page v

6.   We note your disclaimer that "none of the underwriters or any of their respective
affiliates has independently verified the information set forth in this prospectus, assumes
any responsibility for such information's accuracy or completeness, or makes any
representations or warranties as to the accuracy or completeness of the information
contained in this prospectus…." A disclaimer of liability for material information
provided by the issuer or underwriters or any of their affiliates is not appropriate. Please
revise the disclaimer here, and delete any other similar disclaimers in the filing.

Credit Risk Retention, page 77

7.   We note that you have referenced the entirety of the disclosure on the terms of the notes
and residual interest. Please revise to provide a description in this section of the material
terms of the retained vertical interest, retained horizontal residual interest and risk
retention reserve account as required by Rules 4(c)(1)(i)(B), 4(c)(1)(iii)(B) and
4(c)(2)(i)(C) of Regulation RR (17 CFR Part 246), respectively. In the alternative, we

believe it would be acceptable to comply with the requirements by including references
in this section to other specific summary disclosure in the prospectus about, for example,
the priority of payments and events of default and acceleration for the transaction if the
referenced summary disclosure clearly indicates the retained ABS interest or reserve
account meets the risk retention requirements for an eligible vertical interest, eligible
horizontal residual interest or eligible horizontal cash reserve account, as applicable.

8.   We note your placeholders for descriptions of the fair value methodology. Please revise
your disclosure to include a description of the valuation methodology used to calculate
fair values, including descriptions of all key inputs and assumptions used to measure the
fair value that either could have a material impact on the fair value calculation or would
be material to a prospective investor's ability to evaluate the sponsor's fair value
calculations. In addition, to the extent you intend to disclose a range of fair values, please
disclose the method by which you will determine the range of bona fide estimates or
specified prices, tranche sizes or rates of interest used to determine the range of fair
values. Please refer to Rule 4(c)(1)(i) of Regulation RR.

9.   With respect to the retained vertical interest option, please include a placeholder or
confirm that the sponsor intends to provide the required post-closing disclosure in
accordance with the risk retention requirements, including where such disclosure will be
found. Refer to Rule 4(c)(2)(ii) of Regulation RR (17 CFR Part 246).

10.   We note your disclosure stating that funds on deposit in the risk retention reserve account
may be used to make any payments that are due as described under "Application of
Available Income." Rule 4(b) of Regulation RR, however, restricts release of funds only
in certain circumstances. Please tell us why you believe your disclosure permitting
release of the funds complies with this aspect of the rule or revise.

The Asset Representations Reviewer, page 81

11.   We note your disclosure that the asset representations reviewer is not affiliated with any
of the transaction parties listed. Please revise to also make clear that the asset
representations reviewer "will not" be affiliated with any of the transaction parties.

12.   Please revise to confirm that the monthly distribution report filed by the depositor on
Form 10-D will disclose if/when the asset representations reviewer has resigned, been
removed or been substituted, as applicable.

Dispute Resolution, page 105

13.   Please revise to clarify how the requesting party will be informed of the status of the
repurchase request.

14. Please revise the disclosure to indicate in what circumstances and on what basis the security trustee would exercise its discretion to repurchase a receivable.

15. We note your disclosure that "the Issuing Entity, the Issuer Trustee (in its discretion or at the direction of [a][[●]% of] unitholder[s]) or the Security Trustee (in its discretion or at the direction of [a][[●]% of] noteholder[s])" may utilize the dispute resolution provision.

    a. Please revise your disclosure to describe how investors (i.e., beneficial owners) may utilize the dispute resolution provision and explain the process that will be used to notify the transaction parties of a repurchase request and a referral to dispute resolution.

    b. It is not clear from the disclosure in the prospectus whether you are limiting the dispute resolution provision to only a noteholder (or noteholders) that hold a specified (currently unstated) percentage of the securities. If this is what you intend, please tell us why it is appropriate to impose these requirements on the requesting party. Refer to Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release.

    c. Please revise your disclosure to also explain the process that the investor will use to notify the security trustee of a repurchase request and a referral to dispute resolution.

16. We note your disclosure that "any mediation and arbitration… will be subject to certain confidentiality restrictions…" Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Static Pool Information Regarding Certain Previous Securitisations under the SMART Securitisation Programme, page 119

17. We note your disclosure that "[t]here can be no assurance that the delinquency, loss and prepayment experience set forth in the tables in Appendix C will be representative of the results that may be experienced with respect to the SMART Receivables Pool following the Closing Date." Please revise to include a description of how the static pool differs from the asset pool. Refer to Item 1105 of Regulation AB.

18. We note your disclosure on page 245 indicating that you will provide static pool information on an internet website. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through a Web site, was a temporary accommodation that expired on June 30, 2012. Please revise to clarify whether the website information will be provided in addition to the information that is required to be provided in the prospectus or delete the bracketed language if appropriate.

The Asset Representations Review, page 119

19.   Please revise to confirm that the monthly distribution report filed by the depositor on Form 10-D will also include when a vote has been called and that the requisite percentage of investors have voted to direct a review, as applicable.

Delinquency Trigger, page 119

20.   We note your disclosure in brackets with respect to the information required under Item 1113(a)(7)(i) of Regulation AB. Please tell us if you plan to provide the information before effectiveness of the registration statement.

Asset Review Voting, page 120

21.   We note your disclosure that "noteholders holding at least 5% of the aggregate outstanding principal balance of all outstanding series of notes" may initiate a vote for an asset representations review. We further note your disclosure on page 37 that, "[t]he US$ notes will be delivered in book-entry form through the facilities of The Depository Trust Company. Consequently, if you purchase US$ notes your US$ notes will not be registered in your name and you will not be recognised as a noteholder by the US$ note trustee." Please revise your disclosure to make it clear that investors (i.e., beneficial owners) will be able to initiate a vote for an asset representations review. Additionally, please revise your disclosure to provide the procedures for how a vote through DTC will occur.

22.   We note your disclosure that "[a]ny such vote shall be (i) initiated no later than 90 days from the [date the monthly distribution report specifying that the Delinquency Trigger was breached and has been filed by the Depositor][Distribution Date on which the Delinquency Trigger was breached] and (ii) completed no later than 150 days from the [date the monthly distribution report specifying that the Delinquency Trigger was breached and has been filed by the Depositor][Distribution Date on which the Delinquency Trigger was breached]." Please provide us with your analysis of why you believe such time periods are sufficient for investors to be able to utilize the investor communication shelf provision. Please make sure you take into account relevant procedures and timelines, including DTC-related procedure and timing considerations, as part of your analysis. With respect to the bracketed disclosure, please tell us whether you will decide on which time period you will settle on before effectiveness of the registrant statement.

23.   Please confirm that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release (stating "the maximum percentage of investors' interest in the pool required to

initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

Asset Review, page 121

24.   We note your disclosure that "[t]he Asset Review will be performed in accordance with [such procedures as the asset representations reviewer shall deem appropriate, in the discretion of the asset representations reviewer]" and your bracketed disclosure that "[Alternatively, insert description of any procedures agreed with the asset representations reviewer in the asset representations review agreement.]"

    a. Please confirm that such procedures will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty. General Instruction I.B.1(b) of Form SF-3 states, in part, that the "asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties."

    b. With respect to your bracketed disclosure, please tell us if you intend to clarify which procedure the asset representations reviewer will follow before effectiveness of the registration statement.

25.   We note your disclosure that "[u]nder the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [●] day after the Review Satisfaction Date." While the review is required to be promptly completed, it is unclear whether you have provided the reviewer with adequate time to complete the review of all Subject Receivables. Please revise to include a specific number of days, or range of number of days, that the reviewer has to complete the review. Please tell us if there is a mechanism in place for the asset representations reviewer to extend, if necessary, its review beyond your disclosed specified date.

26.   We note your disclosure that, "[t]he asset representations reviewer will only be responsible for determining whether there was noncompliance with a Pool Asset Representation with respect to a Subject Receivable, and the asset representations reviewer will not determine whether noncompliance with the Pool Asset Representations constitutes a breach of the transaction documents or gives rise to an obligation to repurchase the related Subject Receivable." We further note your disclosure that, "[Macquarie Leasing][The Issuer Trustee] will determine whether the it would be required to repurchase a Subject Receivable."

    a. Your disclosure appears to indicate that "[Macquarie Leasing][The Issuer Trustee]" will not be required to make a determination whether non-compliance with an asset representation or warranty constitutes a breach. If no party is required to make a determination of breach, please revise to disclose how the

         sponsor and/or the depositor would evaluate an asset representations reviewer's
         report that finds non-compliance of the assets with the representations and
         warranties, or how the sponsor or the depositor would evaluate a repurchase
         request submitted by a noteholder in response to such a report.

    b.   Alternatively, please revise your disclosure to clarify which transaction party will
         make a determination that noncompliance with the representations and warranties
         constitute a breach of a contractual provision. Please include disclosure that this
         party will have access to the full report prepared by the asset representations
         reviewer. Please see Section V.B.3(a)(2)(c)(iii) of the 2014 Regulation AB II
         Adopting Release.

    c.   Additionally, please tell us whether you will revise your bracketed disclosure
         before the effectiveness of the registration statement to confirm whether
         "Macquarie Leasing" or "The Issuer Trustee" will determine whether it would be
         required to repurchase a Subject Receivable.

    d.   To the extent that the Issuer Trustee will determine whether there has been a
         breach, please tell us how the disclosure on page 104 stating that the Indenture
         Trustee is "entitled to conclusively accept" the accuracy of the representations
         and warranties is appropriate. That disclosure appears to be inconsistent with
         such role if assigned to the Indenture Trustee. In addition, the language on page
         104 appears to have no limitation on duration. Please also tell us why you believe
         the language is consistent with the role and responsibilities of the trustee after an
         event of default under the Trust Indenture Act.

[Pre-Funding Account], page 135

27.   We note your disclosure that "[t]he amount deposited from the proceeds of the sale of the
       Notes into the pre-funding account is not more than [25]% of the proceeds of the
       offering…" Please tell us why the 25% is bracketed. Item 1101(c)(3)(ii) of Regulation
       AB contemplates that you will not use more than 25% of the proceeds of the offering to
       fund the account.

Exhibits

28.   Please file your required exhibits, including the form of certification pursuant to Item
       601(b)(36) of Regulation S-K and the underlying transaction agreements, with your next
       amendment. If you are not in a position to file your legal and tax opinions with the next
       amendment, please provide draft copies for our review.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3676 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief, Office of Structure Finance

Cc: Stuart M. Litwin, Esq.
        Mayer Brown LLP